Form 6-K

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

 The Securities Exchange Act Of 1934

For the month of June, 2015

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

 São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Board of Directors Minutes held on June 30, 2015

2.	Material Notice

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (06/2015)

Location, date and time:

Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nº 1.343, 9th floor, in the city and state of São Paulo, on June 30, 2015, at 2:30pm.

Attendance:

The undersigned members of the Board of Directors (including participation by telephone).

Decisions:

1.	The Board Members verified and approved the Letter of Resignation from the position of Company’s Executive Officer, presented by Mr. Paulo Correa Lazera. The Board Members expressed their votes of gratefulness for his work since February 2014, when he started Extrafarma’s integration to Ultra.

2.	To succeed Mr. Paulo Correa Lazera, the Board of Directors approved the appointment of Mr. André Covre as Chief Executive Officer of Extrafarma. The Board of Directors thanks Mr. André Covre for his contribution, throughout the last eight years, as Chief Financial and Investor Relations Officer of Ultrapar, and wishes him success in this new phase of his professional development and of growth for Extrafarma.

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A. 06/2015)

3.	To compose Ultrapar’s Executive Board and exercise the duties of Chief Financial and Investor Relations Officer of Ultrapar, the Board of Directors approved the appointment of Mr. André Pires de Oliveira Dias, Brazilian, married, business administrator, holder of identity card RG nº 8.470.815 SSP/SP and CPF/MF nº 94.244.028-58.

Previously consulted, Mr. André Pires de Oliveira Dias declares that (a) there is penalty or no ongoing impediment which could prevent him from exercising the activities he has been designated to; (b) does not occupy any positions in companies which can be considered market competitors to the Company and (c) does not have conflicting interest with the Company, in accordance with Article 147 of Law Nº 6,404/76.

4.	The mandate of Mr. André Pires de Oliveira Dias will begin on July 20, 2015, the day Mr. André Covre will resign from its functions as Chief Financial and Investor Relations Officer of Ultrapar, and will remain in force for the remaining period of the current members of Ultrapar’s Executive Board.

Observation: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present.

Paulo Guilherme Aguiar Cunha – Chairman

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A. 06/2015)

Lucio de Castro Andrade Filho – Vice-Chairman

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Pedro Wongtschowski

Item 2

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ nº 33.256.439/0001-39 NIRE 35.300.109.724 MATERIAL NOTICE

Ultrapar announces changes in its executive board

São Paulo, June 30, 2015 – Ultrapar Participações S.A. (“Ultrapar” or “Company”) hereby announces changes in its executive board approved today by its Board of Directors.

After eight years as Chief Financial and Investor Relations Officer of Ultrapar, André Covre will take over as Chief Executive Officer of Extrafarma. André Covre will succeed Paulo Lazera, who has completed the integration of Extrafarma to Ultrapar and will leave its executive functions. Paulo Lazera will continue involved with Ultrapar as a shareholder and special consultant to Extrafarma.

The Chief Financial and Investor Relations Officer position will be assumed by André Pires de Oliveira Dias as from July 20, when André Covre will resign from such position. André Pires has worked in similar position in Gerdau, and has experience in large companies with responsible financial management culture and international outreach.

As the head of Ultrapar’s Corporate Center and as a member of its executive board, André Covre led relevant strategic moves for the strengthening of the competitive positioning and the scale of Ultrapar and its businesses, such as the acquisitions of Ipiranga, Texaco, União Terminais and the merge with Extrafarma. André Covre’s appointment to Extrafarma represents an investment of the Company in the development of its retail pharmacy business, where the characteristics of differentiation, operational excellence and growth will be boosted.

“Ultrapar’s financial management is built on the pillars of operational excellence, focus on value creation, support to the growth and to the constant evolution of its corporate governance, and André Pires, in addition to the know-how developed throughout his career, shares such working philosophy. As usual, we will conduct a planned and comprehensive integration and transition process during the next months”, said André Covre.

Thilo Mannhardt, Ultrapar’s Chief Executive Officer, welcomes André Pires as an opportunity for new contributions to the Company’s executive board. Throughout its history, Ultrapar has evolved with a view of blending experiences from executives who developed their careers in the Company with those coming from other companies, enabling continued innovation and preserving the fundamentals of a company of almost 80 years of history.

“The permanent development of leaders aligned to Ultra’s culture and the close collaboration among all executive officers are key factors for our sustained growth. The changes announced today adjust the Company to a new phase of consistent and planned growth”, said Thilo Mannhardt.

São Paulo, June 30, 2015.

Thilo Mannhardt

 Chief Executive Officer

 Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2015

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Board of Directors Minutes held on June 30, 2015; Material Notice)